SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1       Translation of letter to the Argentine Securities Commission dated April 17, 2026.

Buenos Aires, April 17, 2026

COMISION NACIONAL DE VALORES

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipu 1210

Buenos Aires

Ref.: Relevant Information – Report on Repurchase of Notes.

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados

We hereby inform that between April 10 and April 17, 2026, YPF S.A. (the “Company”) repurchased Class XXX Notes (YMCWO) for a total amount of Ps. 14,651,877,127.92 (fourteen billion six hundred fifty-one million eight hundred seventy-seven thousand one hundred twenty-seven pesos and 92/100), equivalent to a par value of US$ 10,727,790, which will be held in portfolio.

The Class XXX Notes were originally issued by the Company in July 2024 for a nominal value of US$ 185,000,000 and in April 2025 for an additional nominal value of US$ 204,000,000, under the Company’s Frequent Issuer framework, with maturity in July 2026.

The repurchase was made at an average price equivalent to 99.54% of their nominal value.

Sincerely,

Margarita Chun

Markets Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 17, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer